Exhibit 99.1

Notice of our 2012 annual meeting of shareholders

You are invited to our 2012 annual meeting of shareholders

When	Where
Tuesday, May 15, 2012	Cameco Corporation
1:30 p.m.	2121 - 11th Street West
Saskatoon, Saskatchewan

Your vote is important

If you held common shares in Cameco on March 20, 2012, you are entitled to receive notice of and to vote at this meeting.

The attached management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.

By order of the board,

(signed)

Gary Chad, Q.C.

Senior Vice-President

Governance, Law and Corporate Secretary

Saskatoon, Saskatchewan

April 4, 2012